BP 11/7

SECURITIE [barcode] N
V
08031530

SEC
Mail Processing
Section

SEP 26 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vail Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 West Meadow Drive
(No. and Street)

Vail (City) Colorado (State) 81657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mervyn Lapin, President (970) 476-5531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMahan and Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

100 W. Beaver Creek Blvd., Suite 222
P.O. Box 5850 (Address) Avon (City) Colorado (State) 81620 (Zip Code)

PROCESSED
NOV 14 2008 E
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mervyn Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vail Securities Investments, Inc., as of July 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. BECKUM NOTARY PUBLIC STATE OF COLORADO

MY COMMISSION EXPIRES 9/10/2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vail Securities Investments, Inc.

Financial Report

July 31, 2008

Vail Securities Investments, Inc.
(A Colorado Corporation)
July 31, 2008

Table of Contents

MCMAHAN AND ASSOCIATES, L.L.C.
Certified Public Accountants and Consultants

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vail Securities Investments, Inc.
Vail, Colorado

We have audited the accompanying statement of financial condition of Vail Securities Investments, Inc. ("Company"), a Colorado corporation, as of July 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Vail Securities Investments, Inc. as of July 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 8 – 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the U.S. Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMahan and Associates, L.L.C.

McMahan and Associates, L.L.C.
September 19, 2008

Performing services throughout Colorado

D. Jerry McMahan, C.P.A.
Paul J. Backes, C.P.A.

Daniel R. Cudahy, C.P.A.
Michael N. Jenkins, C.A., C.P.A.

Members: American Institute of Certified Public Accountants/Colorado Society of Certified Public Accountants

Vail Securities Investments, Inc.
(A Colorado Corporation)
Statement of Financial Condition
July 31, 2008

	Allowable in Capital Computation	Non-Allowable in Capital Computation	Total
Assets:			
Cash in banks and short-term funds	308,930	-	308,930
Due from shareholder (Note 4)	-	513,817	513,817
Deposit	25,000	-	25,000
Total Assets	333,930	513,817	847,747

	Aggregate Equity	Non-Aggregate Equity	Total
Liabilities:			
Accounts payable	9,769	-	9,769
Total Liabilities	9,769	-	9,769
Stockholder's Equity (Notes 6 & 7):			
Common stock without par value - 50,000 shares authorized, 110 shares issued and outstanding	212,494	-	212,494
Paid-in capital	350,000	-	350,000
Retained earnings	275,484	-	275,484
Total Stockholder's Equity	837,978	-	837,978
Total Liabilities and Stockholder's Equity	847,747	-	847,747

The accompanying notes are an integral part of these financial statements.

Vail Securities Investments, Inc.
(A Colorado Corporation)
Statement of Income
Year Ended July 31, 2008

Revenues:	
Commissions	147,922
Investment income	7,736
Gain on firm securities trading	984
Other	35,000
Total Revenues	191,642
Expenses:	
Commissions	151,464
Communications	8,135
Promotional costs	22,455
Regulatory fees and expenses	25,955
Clerical and administrative expenses	28,062
Other operating expenses	15,724
Total Expenses	251,795
(Loss) Before Income Taxes	(60,153)
Income tax expense:	
Current	-
Deferred	-
(Loss) for the Year	(60,153)
(Loss) per share of common stock (Note 7)	(547)

The accompanying notes are an integral part of these financial statements.

Vail Securities Investments, Inc.
(A Colorado Corporation)
Statement of Changes in Stockholder's Equity
Year Ended July 31, 2008

	Common Stock	Paid-In Capital	Retained Earnings
Balance - July 31, 2007	212,494	350,000	335,637
(Loss) for year ended July 31, 2008	-	-	(60,153)
Balance - July 31, 2008	212,494	350,000	275,484

The accompanying notes are an integral part of these financial statements.

Vail Securities Investments, Inc.
(A Colorado Corporation)
Statement of Cash Flows
Year Ended July 31, 2008

Cash Flows from Operating Activities:	
(Loss) for the Year	(60,153)
Adjustments to reconcile Net Income to Net Cash (Used) by Operating Activities:	
Changes in assets and liabilities:	
Commissions receivable	4,993
Due from shareholder	151,404
Marketable securities	201,352
Accounts payable	9,769
Total Adjustments	367,518
Net Cash Provided (Used) by Operating Activities	307,365
Net Increase (Decrease) in Cash and Cash Equivalents	307,365
Cash and Cash Equivalents - Beginning of the Year	1,565
Cash and Cash Equivalents - End of the Year	308,930
Cash and cash equivalents are comprised of the following:	
Cash in banks and short-term funds	308,930
Income taxes paid during year	-

The accompanying notes are an integral part of these financial statements.

Vail Securities Investments, Inc.
(A Colorado Corporation)
Notes to the Financial Statements
July 31, 2008

1. Organization and Nature of Business

Vail Securities Investments, Inc. (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA", which is successor to the National Association of Securities Dealers or "NASD").

The Company was incorporated in the State of Colorado, pursuant to Articles of Incorporation filed March 31, 1971.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

These financial statements have been prepared on the accrual basis of accounting which recognizes revenues when earned or assessed and expenses when incurred.

B. Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

C. Allowance for Doubtful Accounts

The Company utilizes the allowance method of recognizing the future potential uncollectibility of receivables. No allowance for bad debts was recorded at July 31, 2008 since all receivables were considered collectible.

D. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at market value, and unrealized gains and losses are included in current period earnings.

E. Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. **Summary of Significant Accounting Policies (continued)**

F. **Income Taxes**

The Company uses the liability method of accounting for income taxes, under which deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheet and for operating loss and tax credit carry forwards. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred taxes expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

G. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Cash and Securities Segregated Under Federal and Other Regulations**

As required by the Securities Exchange Act of 1934, the Company maintains a reserve bank account and, if required, specifically identified Certificates of Deposits held for the exclusive benefit of customers. At July 31, 2008, the Company had a reserve requirement of $0.

4. **Due from Shareholder**

The Company had a balance of $513,817 due from its sole stockholder at July 31, 2008, with no fixed terms of repayment.

6. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2008, the Company had net adjusted capital of $324,161 and a net capital requirement of $100,000.

The percentage of aggregate indebtedness to net capital was 3.01% and the percentage of debt to debt-equity was 1.15%.

7. **Earnings per Share**

Earnings per share of common stock was computed by dividing the Company's net loss for the fiscal year by the 110 shares of common shares outstanding for the year ended July 31, 2008.

8. **Related Party Transactions and Significant Customer**

The Company is 100% owned and operated by a sole shareholder. The shareholder is a major customer of the Company and is the primary broker.

Vail Securities Investments, Inc.
(A Colorado Corporation)
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2008

Computation of Basic Net Capital Requirements:	
Total ownership equity	837,978
Deduct: Non-allowable assets	(513,817)
Net capital	324,161
Aggregate indebtedness	9,769
Minimum net capital required (6-2/3% of aggregate indebtedness)	651
Minimum dollar net capital requirement	100,000
Net capital requirement	100,000
Excess net capital	224,161
Excess net capital at 1,000%	323,184
Reconciliation of Net Capital to the net capital computation as reported on the original FOCUS Report Part IIA:	
Net Capital reported the original FOCUS Report Part IIA	328,180
Adjustment to record accrued liabilities at July 31, 2008	(4,019)
Net Capital per final audited calculation	324,161

Vail Securities Investments, Inc.
(A Colorado Corporation)
Schedule II
Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2008

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	-	-
Customer failed to receive	-	-
Failed to deliver customer securities not older than 30 calendar days	-	-
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection, less 1% haircut	-	-
Total	None	None
Excess of total credits over debits		None
Amount required to be on deposit in the Reserve Accounts - 105% of excess total credits over debits		None
Amount on deposit in Reserve Accounts at July 31, 2008		None
Unrestricted amount on deposit in Reserve Accounts at July 31, 2008		None
Reconciliation with Company's computation included in Part II of Form X-17A-5 as of July 31, 2008		None

Vail Securities Investments, Inc.
(A Colorado Corporation)
Schedule III
Information for Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
July 31, 2008

Market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$ -
A. Number of items	None

MCMAHAN AND ASSOCIATES, L.L.C.
Certified Public Accountants and Consultants

SUITE 222/AVON CENTER
100 WEST BEAVER CREEK BLVD.
P.O. BOX 5850 AVON, CO 81620

WEB SITE: WWW.MCMAHANCPA.COM
TELEPHONE: (970) 845-8800
FACSIMILE: (970) 845-0851
E-MAIL: MCMAHAN@MCMAHANCPA.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Vail Securities Investments, Inc.
Vail, Colorado

In planning and performing our audit of the financial statements of Vail Securities Investments, Inc. (the "Company") as of and for the year ended July 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting (internal control). Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), and in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17-a5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

In planning and performing our audit, we considered the Company's internal control over financial reporting in as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Vail Securities Investments, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMahan and Associates, L.L.C.

McMahan and Associates, L.L.C.
September 19, 2008

END